UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-31505

(Check One): [ ] Form 10-KSB [ ] Form 20-F [X] Form 10-QSB [ ] Form N-SAR

For Period Ended: September 30, 2003

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Global Energy Group, Inc.

Full name of Registrant

N/A
Former name if applicable

2436 Success Drive
Address of Principal Executive Office (Street and Number)

Odessa, FL 33556
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

     The registrant has recently announced a series of management changes, including the resignation on September 30, 2003 of the registrant’s former chief financial officer to take a position with another company. As a result, the registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003 could not be completed without unreasonable effort or expense. The registrant will file such report as soon as reasonably practicable, which the registrant expects will be no later than the fifth calendar day following the prescribed due date for such report.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Carlos Coe	972	312-9198

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).            [X] Yes [  ] No

(3)  Is it anticipated that any significant change in results of operations from this corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?            [  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Global Energy Group, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

/s/ Carlos Coe
Name:	Carlos Coe
Title:	President

Date:	November 14, 2003